Park-Ohio Holdings Corp.
6065 Parkland Blvd.
Cleveland, Ohio 44124
September 21, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-7010

Attention:	Era Anagnosti, Division of Corporation Finance Jay Ingram, Legal Branch Chief Jessica Kane, Attorney

Re:	Park-Ohio Holdings Corp. Registration Statement on Form S-3 Filed August 21, 2009 File No. 333-161475
Ladies and Gentlemen:
          Park-Ohio Holdings Corp., an Ohio corporation (collectively, the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 15, 2009, with respect to the Company’s Registration Statement on Form S-3, filed August 21, 2009. Today, in connection with the response to the comment letter, the Company is filing amendment no. 1 to the Registration Statement on Form S-3 (the “Amendment”).
          Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.
General
1.	Please note that the completion of our review of your registration statement is subject to the resolution of our outstanding comments on your December 31, 2008 Form 10-K.
Response:
We have noted that the completion of the Commission’s review of our registration statement is subject to the resolution of the Commission’s outstanding comments on our December 31, 2008 Form 10-K.

Securities and Exchange Commission
September 21, 2009

2.	Please advise us of the basis upon which you are eligible to register this transaction on Form S-3. If you believe that Form S-3 is available in reliance on General Instruction I.B.6., please comply with Instruction 7 to the General Instruction.
Response:
We are eligible to register this transaction of Form S-3 in reliance on General Instruction I.B.6. As such, we have revised the front cover of the prospectus in the Amendment to comply with Instruction 7 to General Instruction I.B.6.
3.	We note your reference to units in footnote 7 to the Calculation of Registration Fee Table; however, the units are not listed in the Registration Fee Table or the Prospectus Cover Page. If you are registering the offer and sale of units, please list them accordingly, provide a description of the units you may offer in accordance with Item 202(d) of Regulation S-K, and arrange for counsel to opine on the legality of the units.
Response:
We have deleted any and all references to securities being sold as units in the footnotes to the Calculation of Registration Fee Table, and we are not registering the offer and sale of units.
* * *
          If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 440-947-2000 or by facsimile at 440-947-2099.

Sincerely,
/s/ Robert D. Vilsack
Robert D Vilsack
Secretary and General Counsel